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                           October 24, 2022

       Susan Schieman
       Chief Financial Officer
       Cardone REIT I, LLC
       18909 NE 29th Avenue
       Aventura, FL 33180

                                                        Re: Cardone REIT I, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed October 17,
2022
                                                            File No. 024-11674

       Dear Susan Schieman:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 or Ruairi Regan at 202-551-
       3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Richard Robinette, Esq.